650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

Certain portions of this document have been omitted pursuant to a request for Confidential Treatment and, where applicable, have been marked with “[****]” to indicate where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

June 21, 2012

Via Secure E-Mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram

Chambre Malone

Nudrat Salik

Rufus Decker

Re:	SolarCity Corporation

Confidential Draft Registration Statement on Form S-1

Submitted April 26, 2012

CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 23, 2012 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, SolarCity has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement and Exhibit 10.7 thereto with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on April 26, 2012.

We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean SolarCity.

Please note that we have identified several statements in this letter and in the accompanying supplemental materials for which we intend to request confidential treatment upon the first public filing of the Registration Statement. We have identified such statements in this letter with brackets and an accompanying footnote, and we have marked such information in the supplemental materials as “Confidential” in the electronic file names.

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

We acknowledge the Staff’s instructions and undertake to follow them as applicable. At this time, neither we nor anyone authorized on our behalf have provided any written materials in reliance on Section 5(d) of the Securities Act to potential investors. In addition, to our knowledge, to date no broker or dealer that is participating or will participate in our initial public offering has published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act.

2.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

•	Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

•

Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division’s Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

•	Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

SolarCity Response:

We acknowledge the Staff’s instructions and have sought to follow them in confidentially submitting the revised draft Registration Statement on the date hereof.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

3.	When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

•

Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., “Confidential Draft # 1”). Do not attach submissions marked to show changes from earlier submissions.

•	Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate “CORRESP” submission on EDGAR.

SolarCity Response:

We acknowledge the Staff’s instructions and undertake to follow them at the time we first publicly file the Registration Statement.

4.	As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

SolarCity Response:

We acknowledge the Staff’s instructions and undertake to follow them as applicable.

5.	We note that you have not provided a price range for your offering. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

SolarCity Response:

We acknowledge the Staff’s comment and understand that the Staff may have further comment at the time we submit or file the Registration Statement, or an amendment thereto, that includes a proposed price range.

6.	Please be advised that you may not circulate a preliminary prospectus until you have filed it as part of your registration statement on EDGAR. In addition, any preliminary prospectus that you circulate must include all information required by U.S. federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. We may have additional comments after you file all exhibits, including the legality opinion, and fill in the blanks currently in the draft submission.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

We acknowledge the Staff’s comment and understand that the Staff may have further comment at the time we submit or file the Registration Statement, or an amendment thereto, that includes all exhibits and other information.

7.	As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

SolarCity Response:

We acknowledge the Staff’s comment and undertake to furnish the Staff with the required statement, as well as a clearance letter or call from FINRA, at the applicable time.

Cover Page

8.	You indicate the over-allotment shares will be provided by the issuer and the selling shareholders. However, we are unable to locate information concerning how the responsibility for supplying over-allotment shares will be allocated among the issuer and the selling shareholders. Please provide this information in the “Underwriting” section or in another appropriate location.

SolarCity Response:

We supplementally advise the Staff that the Company, the selling stockholders and the underwriters have not yet determined the specific allocation of the over-allotment shares among the Company and certain selling stockholders. We undertake to provide this information in an appropriate section of the Registration Statement, or an amendment thereto, as soon as it is available.

Prospectus Summary, page 1

Overview

9.	We note the assertion in the first paragraph that you install more solar energy systems than any company in the United States. We also note your statements in the artwork following the cover page of the prospectus, which include assertions that you are “the #1 installer in the U.S.,” that every five minutes a customer makes the switch to “Better Energy,” and you state “123% compounded annual growth.” We also note your disclosure in the last paragraph on page 33 regarding the source of the market data. Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosure in the registration statement filing. To the extent you rely on market analyses that you commissioned or are otherwise not publicly available for no or nominal charge, you must provide a consent for its use or adopt the information as your own. Please also revise the statement in your artwork regarding your compounded annual growth by disclosing that the figure was calculated over a three-year period, as indicated on page one.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

In response to the Staff’s comment, we are supplementally submitting the requested information for the Staff’s review, organized according to the index provided. We supplementally note that we have not commissioned any third-party reports referenced in the Registration Statement. We have obtained consents from each of Lawrence Berkeley National Laboratory and Bloomberg New Energy Finance with respect to the data we have presented in the Registration Statement from their respective publications. We have included copies of these consents in the supplemental materials.

In addition, we have revised the artwork to clarify that the referenced compounded annual growth rate was calculated since 2009.

10.	In the last paragraph, please revise your disclosure to clarify the meaning of “high-quality” recurring payments. Please also briefly discuss the difference between lease agreements and power purchase agreements.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on pages 1 and 80 to briefly discuss the difference between leases and power purchase agreements. In addition, we have revised the disclosure on page 45 under “MD&A—Investment Funds” and page 89 under “Business—Our Customers” to clarify that “high-quality” refers to our belief that customers are likely to continue to make payments to us, given that electricity is a necessity and that our customers generally have high credit scores.

11.	We note your discussion in the last paragraph. Please revise to provide a separate section that includes a more comprehensive summary of how the investment funds fit within your business operations. You should disclose how dependent your business is on the investment funds to sustain your operations, including the percentage of your current long-term lease and power purchase agreements that were entered into as a part of the arrangements underlying the investment funds. Please also discuss that your ability to benefit from the recurring customer payments, investment tax credits and other incentives created under the lease and purchase agreements varies depending upon the structure of the investment funds. Finally, please discuss the joint venture, lease pass-through and sale leaseback structures of your investment funds and the allocation of the economic benefits associated with each structure. In addressing the concerns noted above, please ensure that your summary remains concise. To the extent additional disclosure is necessary, please enhance the “Business” section as appropriate.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

In response to the Staff’s comment, we have expanded the disclosure on page 2 to clarify that historically we have monetized the assets created by substantially all of our leases and power purchase agreements, and that the allocation among us and the fund investors of the economic benefits as well as the timing of receipt of such economic benefits varies depending on the structure of the investment fund. We respectfully note that our disclosure that (i) we use a portion of the cash received from the investment fund to cover our variable and fixed costs associated with installing the related solar energy systems and (ii) we invest the excess cash in the growth of our business, together with our explanation of our monetization strategy, describes how the investment funds fit within our business operations. Given the complexity of the structure and function of our investment funds, to ensure that our summary remains concise, we have added a cross-reference to the more extensive disclosure on page 45.

Our Strengths, page 3

12.	Please revise the third bullet to indicate the category of customer(s) that enter into long-term contracts with you.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on pages 3 and 85 to clarify that most of our solar energy customers enter into long-term contracts with us.

Summary Consolidated Financial Data, page 8

13.	Please clearly show in the notes how you arrived at each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. In a similar manner, please expand your disclosures elsewhere where you have provided pro forma amounts including on page 35 and in the audited financial statements.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page F-8 to show how we have arrived at each pro forma amount, including, as applicable, the significant assumptions and estimates used to arrive at those amounts, and we have included references to this discussion on pages 10 and 41.

14.	Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. Please also disclose any shares not included for anti-dilution reasons. In a similar manner, please expand your disclosures elsewhere where you have provided these pro forma amounts including on page 35 and in the audited financial statements.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on pages F-49 and F-50 to anticipate providing a reconciliation between historical and pro forma weighted average shares used to

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

compute basic and diluted EPS. We will complete this price-dependent information at the time we submit or file the Registration Statement, or an amendment thereto, that includes a price range. In addition, we have included references to this reconciliation on pages 10 and 41.

Risk Factors, page 11

General

15.	We note your disclosure in your supplemental letter and on page 70 that you intend to take advantage of the extended transition period as allowed under Section 107(b) of the JOBS Act. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

SolarCity Response:

In response to the Staff’s comment, we have revised the risk factor on page 31 to explain how our election pursuant to the JOBS Act to delay the adoption of new or revised accounting standards may affect the comparability of our financial statements to other public companies. We have included similar disclosure in our critical accounting policy discussion on page 51.

We rely on net metering and related policies to offer competitive pricing…, page 12

16.	Please revise to disclose the number of states out of the 14 in which you currently operate that have net energy metering policies.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on pages 12 and 96 to provide the requested information on states with net energy metering policies.

We have guaranteed a minimum return to be received by investors in certain of our investment funds…, page 16

17.	If possible, please disclose the total amount of investments that have been made into each of the three funds for which you have provided a guarantee. Please also disclose the minimum rate of return for each of the three funds as well as the number of investors in each fund. Please also disclose whether you intend to continue to provide such guarantees in other funds in the future.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 17 to disclose the total amount of investments into the funds for which we have provided a guarantee and the fact that these funds have a single investor. We have also disclosed that we may provide such guarantees in the future if market conditions require it.

[****] We have not disclosed such minimum rates of return as such information is confidential, and we believe that we would be competitively disadvantaged by its disclosure. We note that, as further discussed in our response to Comment No. 61, we do not expect to make any payments to the fund investor pursuant to these guarantees.

If we fail to remediate deficiencies in our control environment…, page 19

18.	We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting and inventory processes. Explain in detail what these material weaknesses relate to and the reasons for each error or misapplication of accounting. For example, the disclosure in the third sentence of the risk factor is not specific and the disclosure does not meaningfully convey the scope of the material weakness. Please revise this text so that it gives investors a concise, concrete description of the condition that poses a risk In addition, tell us the dollar amounts relating to the post-closing adjustments that were made to the company’s books and records and its financial statements as a result of the material weaknesses.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 20 to explain in detail what the material weaknesses relate to, the reasons for each error or misapplication of accounting and the conditions that pose a risk.

We advise the Staff that, in regard to the joint venture partnerships, we had originally computed the hypothetical liquidation at book value using the fair value of the assets in these joint ventures rather than the carrying over basis. The correction of this misapplication of the accounting literature resulted in an adjustment to the net loss attributable to the noncontrolling interest in our consolidated income statement of $2.3 million in 2009. We further advise the Staff that, in regard to the lease pass-through arrangements, we had initially characterized funds received from investors as deferred revenue rather than financing obligations. With regard to a particular sale-leaseback transaction, we did not initially defer the correct amount of gain associated with this arrangement, which in turn increased the amount of the deferral by $5.7 million of the sale proceeds from this transaction in the year ended December 31, 2010.

In addition, deficiencies in the design and operation of our internal controls resulted in audit adjustments and delayed our financial statement close process for the years ended December 31, 2010 and 2011. The adjustments resulting from these deficiencies recorded to net income amounts of $2.4 million and $0.8 million for the years ended December 31, 2010 and 2011, respectively.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 9	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

Our business may be harmed if we fail to properly protect our intellectual property…, page 25

19.	We note your disclosure here that your business depends in part on your proprietary technologies and you mention generally that you may have to protect your trade secrets or other intellectual property rights against claims of infringement. On page 89, you disclose that you are a party to six causes of action filed against you relating to the alleged misappropriation of another company’s trade secret information. Please revise your risk factor disclosure here to discuss this active litigation, or provide a cross-reference to the disclosure on page 89. Please also tell us what consideration you have given to providing a separate risk factor discussing the litigation, including the impact on your ability to conduct your business in the event you are unsuccessful in defending against the asserted claims.

SolarCity Response:

In response to the Staff’s comment, we have revised the referenced risk factor on page 27 to provide a cross-reference to the expanded information under “Business—Legal Proceedings” on page 97.

We supplementally advise the Staff that, while it is not feasible to predict the outcome of the litigation with SunPower Corporation, in the Company’s opinion the likelihood of loss is remote. Furthermore, in the unlikely event of a loss, any reasonably possible loss associated with the resolution of such proceedings is not expected to be material. We have therefore concluded that this matter does not warrant a separate risk factor at this time.

Use of Proceeds, page 34

20.	We note your disclosure in the third risk factor on page 16 that you have guaranteed a minimum return to be received by investors in certain investment funds. Since you are obligated to pay any amounts your subsidiaries cannot fund as a result of your guarantee, please tell us whether you intend to use a portion of your net proceeds to fund any guaranteed amounts. If so, please provide disclosure in this section or explain to us why you have determined that such disclosure is not appropriate.

SolarCity Response:

In response to the Staff’s comment, we confirm that we intend to use the net proceeds for the offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We respectfully advise the Staff that, while the risk identified in the second risk factor on page 17 exists, we currently do not expect to be required to make any guaranteed minimum return payments to our fund investor. As a result, we do not intend to use any of the net proceeds from the offering for such payments.

Capitalization Table, page 35

21.	The table sets forth your capitalization as of December 31, 2011 on a pro forma basis to give effect to the effectiveness of your amended and restated certificate of incorporation immediately prior to the completion of this offering. Please specifically disclose the nature of the amendments and restatements which will impact your capitalization.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 10	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 36 to indicate that amendment and restatement of our certificate of incorporation immediately prior to the completion of the offering will increase the authorized number of shares of common stock and will authorize a new class of preferred stock.

Management’s Discussion and Analysis

Overview, page 42

22.	We note your identification on pages 12, 26, 85 and 87 of certain uncertainties that may impact your business such as a change in governmental regulations, some of which could impact your ability to generate tax credits and other incentives, as well as the potential for increasing tariffs on solar panels imported from China and the effect changing weather conditions may have on the maintenance costs of your solar panel systems. Please tell us what consideration you have given to discussing these known uncertainties that may cause your reported financial information to not be necessarily indicative of future operating results or your future financial condition. Please refer to Note 3 of Item 303(a) of Regulation S-K.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 66 to discuss the potential impact of recently increased U.S. government tariffs on solar panels imported from China on our future financial results. We supplementally advise the Staff that, except to the extent already discussed in the Registration Statement, we do not currently believe that other known trends, events or uncertainties, including those referenced in the Staff’s comment, would cause our reported financial information to not necessarily be indicative of our future financial results and financial condition in any material respect.

Key Operating Metrics, page 45

Buildings, page 45

23.	With respect to the buildings for which you have performed or contracted to perform an energy efficiency evaluation or other energy efficiency services, please tell us whether customers for these services also usually enter into a 20-year commitment similar to that associated with the solar energy installations. If not, please tell us why you have bundled the buildings in which you only provide energy efficiency evaluation or other services in the Buildings metric rather than providing two building metrics representing the solar energy installation buildings and the other energy efficiency services since it appears that the value, and the duration of the value, associated with the two services may be different.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 11	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

In response to the Staff’s comment, we supplementally advise the Staff that customers with buildings where we have performed or contracted to perform an energy efficiency evaluation or other energy efficiency service do not enter into a 20-year commitment with us unless we also have installed or contracted to install a solar energy system in that building. The “buildings” operating metric only includes a particular building once, and does not distinguish among the types of products or services that we have performed on each building. At this time, only a small percentage of our customers purchase an energy efficiency product or service without also entering into a separate commitment for a solar energy system. Our management tracks buildings in this combined manner because they believe that each building represents a long-term opportunity to sell additional products or services at a later date to the owner or lessee of that building regardless of whether the relationship between us and the building and its owner or lessee commenced with the installation of a solar energy system or with an energy efficiency evaluation or other energy efficiency service.

Components of Results of Operations

General and Administrative Expenses, page 48

24.	General and administrative expenses include allocated costs of facilities and information technology, travel and professional services. Please further clarify from which entity these costs are being allocated and how they are being allocated. Please disclose the allocation method used for each material type of cost allocated.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 49 to clarify the allocation of the costs of facilities and information technology, travel and professional services and the method used to allocate each material type of cost.

Critical Accounting Policies

Deferred U.S. Treasury Department Grant Proceeds, page 53

25.	Please disclose how you determine when a grant receivable related to government grants should be recorded and correspondingly the amount to record, including if it is a fixed percentage of the appraised fair market value of the system. Please clarify whether this appraised fair market value is the same as the price you buy or sell these systems. If not, please help us understand why there are differences.

SolarCity Response:

We respectfully advise the Staff that, for investment funds structured as joint ventures, we record U.S. Treasury grants receivable upon approval of our U.S. Treasury grant claim by the U.S. Treasury Department. For investment funds structured as lease pass-throughs, as further explained in our response to Comment No. 57, we record the deferred U.S. Treasury grants income upon receipt of the U.S. Treasury grants by the fund investors. In all cases we only record U.S. Treasury grant amounts that have been approved for payment by the U.S. Treasury Department.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 12	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

We supplementally advise the Staff that the amount of the U.S. Treasury grants claimed is based on guidelines set forth in Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended by the Tax Relief Unemployment Insurance Reauthorization and Job Creation Act of December 2010, which sets the grant amounts at 30% of the value of the eligible equipment. We base our claims on 30% of the tax basis of the solar energy systems as supported by independent appraisals or 30% of the guideline system values that have been communicated by the U.S. Treasury Department where such guideline values exist. However, the amounts we record are the amounts that have been approved by the U.S. Treasury Department. We confirm that the price at which we sell solar energy systems to customers is a component in the determination of the appraised value. The appraised value is not the price we pay to purchase solar energy systems because we do not buy fully integrated systems.

We have revised the disclosure on page 55 to clarify that we record the U.S. Treasury grants at the amounts that have been approved for payment by the U.S. Treasury Department. We have also revised the disclosure on page 55 to clarify that we claim grants based on the tax basis of the solar energy systems as supported by independent appraisals or benchmark to guidance issued by the U.S. Treasury Department.

26.	You record a catch up adjustment in the period in which the grant is approved to recognize the portion of the grant that matches proportionally the amortization for the period between the date of placement in service of the solar energy systems and approval by the U.S. Treasury Department or receipt by the investor of the associated grant, in the case of lease pass-through investment funds. Please disclose the nature of these catch-up adjustments including if there are differences between the amounts recorded as a grant receivable and the amounts actually received. For example, we note that the U.S. Treasury Department awarded grants in amounts lower than the appraised fair market values for some solar energy systems in 2011. Please disclose how these catch-up adjustments are reflected in your financial statements and also separately present these amounts in your rollforwards of grant proceeds.

SolarCity Response:

We respectfully advise the Staff that, as explained in our response to Comment No. 25, we only record U.S. Treasury grants at the amounts that have actually been approved for payment by the Treasury department. Therefore, we have not experienced situations where the amounts of U.S. Treasury grants that we have recorded have differed from the amounts paid by U.S. Treasury Department.

We supplementally advise the Staff that we amortize the grants over the 30-year estimated economic life of the solar energy systems. However, since the grants are approved by the U.S. Treasury Department after the system has been placed in service, we recognize immediately upon approval of the grant the amortization of the deferred U.S. Treasury grant income that we would have recognized from the date of placement in service of the solar energy system to the date of approval of the related grant. We have referred to this recognition of the grant amortization from the date of placement in service of the system to the date of approval of grant upon the grant approval as a “catch up adjustment.” These catch up adjustments have been an immaterial amount to present separately in the financial statements.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 13	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

27.	Some of your investment fund agreements obligate you to reimburse fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department. Please disclose how you account for these obligations.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 55 to indicate that where we are contractually obligated to reimburse investors for reductions in anticipated grants receivable, we accrue for the amounts we expect to pay either as distributions payable for investment funds structured as joint ventures or under accruals and other liabilities for other investment fund structures.

Stock-Based Compensation, page 54

28.	Please provide us with an analysis of any equity issuances since January 1, 2011, which are not disclosed on pages 55 through 59, as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

•	Indicate whether the fair value was contemporaneous or retrospective.

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

SolarCity Response:

In response to the Staff’s comment, we have revised the referenced disclosures on pages 56-62 to provide the applicable requested information relating to our equity compensation award practices and the methodologies used by our board of directors in determining the fair value of our common stock, including our use of contemporaneous valuation reports prepared by independent third-party valuation experts. We acknowledge that the Staff will not be able to complete its evaluation of our response until the IPO pricing range has been disclosed.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 14	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

Noncontrolling Interests, page 60

29.	Please expand your disclosures to address the following in order to explain to investors the uncertainties involved in your application of the stated accounting policy:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

•	If applicable, why accounting estimates are reasonably likely to change from period to period with a material impact on the financial presentation;

•

A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimates were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimates or by using the reasonably possible range of the accounting estimates. If those changes could have a material effect on your liquidity or capital resources, please also discuss that effect; and

•

A quantitative and qualitative discussion of any material changes made to the accounting estimates in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040.

SolarCity Response:

We respectfully advise the Staff that, as disclosed on page 63, we have determined that the appropriate methodology for calculating the noncontrolling interests balances that reflect the substantive profit sharing arrangements in our joint venture investment funds is a balance sheet approach using the hypothetical liquidation at book value, or HLBV, method. This method assumes that the net of assets of a fund are liquidated to realize the book values, and that this amount realized is then distributed to the investors based on the liquidation provisions within the contractual agreements of the investment fund. This methodology does not inherently involve significant subjective estimates, as it is based on the financial statements of the investment funds prepared in accordance with GAAP and mutual agreements of the partners as to the interpretation and application of the contractual liquidation provisions.

We supplementally advise the Staff that we are not aware of any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the HLBV method. We are also not aware of different estimates that could have been used that would have had a material impact on our financial presentation in the current period or any accounting estimates that are reasonably likely to change from period to period that would have a material impact on the financial presentation of noncontrolling interests.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 15	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

Because the HLBV method does not involve significant judgments, we are not aware of changes in overall financial performance, line items in the financial statements, liquidity or capital resources that would have occurred if we assumed that the accounting estimates were changed, and there have been no material accounting estimates or changes thereto relevant to the HLBV method in the past three years.

Results of Operations, page 61

General

30.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of revenues, please quantify the extent to which the fluctuation is due to the number of solar energy systems under leases and power purchase agreements as well as the extent to which it is due to changes in selling or leasing prices. In your discussion of general administrative expenses, please quantify the extent to which the increase in these expenses from the year ended December 31, 2010 to the year ended December 31, 2011 is due to the increase in personnel as well as the extent to which it is due to the increase in administrative overhead costs. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

SolarCity Response:

In response to the Staff’s comment, we have clarified our results of operations discussion, for example on pages 65, 69 and 70, to quantify, where possible, the impact of each factor when multiple factors contribute to material fluctuations.

31.	Please provide a discussion of net income (loss) attributable to non-controlling interests to provide investors with a better understanding of the underlying reasons for changes in this line item from period to period. Please also discuss these amounts as a percentage of total net income (loss) and to the extent necessary, how such amounts are calculated. Please disclose why the use of the Hypothetical Liquidation at Book Value method to determine the allocable share of the results of the joint ventures attributable to fund investors results in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders during the year ended December 31, 2011. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on pages 67 and 72 to expand the discussion of changes in the net income or loss attributable to noncontrolling interests and the impact of the hypothetical liquidation at book value method to determine the allocable share of the results of the joint ventures attributable to fund investors. We supplementally note to the Staff that during the first quarter of 2012, net loss attributable to noncontrolling interests represented 114% of the Company’s total net loss. This net loss attributable to noncontrolling interests is a result of the application of the HLBV method. As a result, we think that the disclosure of this percentage to investors would be more confusing than clarifying.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 16	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

Cost of Revenue, Gross Profit and Gross Profit Margin, page 63

32.	You have recorded a gross loss on solar energy systems during the year ended December 31, 2010 and the year ended December 31, 2011. Please provide a quantified discussion of the specific factors which caused these losses including whether you expect this trend to continue. Part of the increase in cost of sales for the year ended December 31, 2011 compared to the year ended December 31, 2010 was the increase in the allocation of operational costs allocated to these systems. Please discuss the nature of these costs and why there was an increase.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 69 to provide a quantified discussion of the specific factors which caused losses. We supplementally advise the Staff that we do not expect the trend of gross losses to continue in the future.

Liquidity and Capital Resources, page 66

33.	Please disclose whether or not you are dependent upon the offering to meet your liquidity needs for the next 12 months.

SolarCity Response:

We respectfully direct the Staff to our existing disclosure in the first full paragraph under the heading “Liquidity and Capital Resources” on page 73 to the effect that we believe that our existing cash and cash equivalents and funds available in our existing investment funds will be sufficient to meet our projected cash requirements for at least the next 12 months.

34.	Please clearly disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date. Refer to Item 303(a)(1) of Regulation S-K.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on pages 77 to disclose that no amounts were available to be drawn under our financing arrangements as of March 31, 2012.

Business, page 72

General

35.	Please provide the disclosures called for by Item 101(c)(1)(vii) of Regulation S-K and ASC 280-10-50-42 regarding significant customers.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 17	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

In response to the Staff’s comment, we supplementally advise the Staff that we do not depend upon a single customer, or a few customers, to the extent that would require disclosure pursuant to Item 101(c)(1)(vii) of Regulation S-K or ASC 280-10-50-42. Consequently, we have not modified the disclosure in the Registration Statement to address this comment.

Overview, page 72

36.	You indicate in the second bullet that most of your customers agree to a 20-year contract term. Please discuss the other term options available to your customers.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 87 to indicate that (i) our current standard leases and power purchase agreements have 20-year terms; (ii) prior to 2010, our standard lease term was 15 years; (iii) in a limited number of utility districts, we continue to offer lease terms of less than 20 years in order to comply with applicable incentive programs; and (iv) a limited number of our commercial customers have entered into power purchase agreements with terms of between 10 and 20 years.

Our Customers, page 81

37.	Please provide a percentage breakdown of the key sectors of your customer base, indicating the respective percentages of your business comprising residential, commercial and government customers. Please also disclose clarify whether you expect to primarily concentrate your efforts on any one of the sectors.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 89 to indicate that we group our commercial and governmental customers together for our internal customer management purposes, and based on megawatts installed, our business is split approximately equally between our residential and commercial customers.

38.	Please tell us whether you have generated 2011 revenues in excess of 10% pursuant to the relationships with any of the commercial and government customers identified at the bottom of page 81.

SolarCity Response:

In response to the Staff’s comment, we supplementally advise the Staff that we did not generate 10% or more of our 2011 revenue from any of the commercial and governmental customers identified in the table on page 89.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 18	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

Operations and Suppliers, page 84

39.	Please disclose whether you enter into contractual agreements with your suppliers and, if so, briefly discuss the supply arrangements.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on pages 92-93 to discuss the nature of our typical contractual arrangements with our major suppliers.

Intellectual Property, page 86

40.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

SolarCity Response:

In response to the Staff’s comment, we supplementally advise the Staff that we do not materially depend upon the license of intellectual property and/or technology from third parties.

Legal Proceedings, page 89

41.	Please specifically identify the six causes of action asserted specifically against your company. Please also disclose the relief sought by the plaintiffs in the action. See Item 103 of Regulation S-K.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 97 to specifically identify the six causes of action asserted against us and to disclose the relief sought by the plaintiffs in the action.

Principal and Selling Stockholders, page 113

42.	Please be advised that we may have additional comments after you have provided the information relating to your selling stockholders and the remaining missing information in the table. With respect to the selling stockholders, please comply with Item 507 of Regulation S-K.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 19	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

We acknowledge the Staff’s comment and understand that the Staff may have further comment at the time we submit or file the Registration Statement, or an amendment thereto, that includes additional selling stockholder information. We undertake to include the information required by Item 507 of Regulation S-K as soon as we identify the selling stockholders who will participate in the offering.

Underwriting, page 128

43.	We note that you state identify certain factors you will consider in determining the initial public offering price “among the factors to be considered.” Please revise your disclosure to state all the various factors you will consider in your making your determination. See Item 505(a) of Regulation S-K.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 138 to clarify the discussion required by Item 505(a) of Regulation S-K of the factors to be considered in determining the initial public offering price.

Financial Statements

General

44.	Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

SolarCity Response:

We acknowledge the Staff’s comment and have updated the financial information to incorporate the financial statements for the three months ended March 31, 2011 and 2012.

Consolidated Balance Sheets, page F-3

45.	Please advise or revise as necessary to separately present assets that can only be used to settle obligations of the consolidated variable interest entities as well as liabilities for which creditors do not have recourse to your general credit on the face of your balance sheet. Refer to ASC 810-10-45-25.

SolarCity Response:

We supplementally advise the Staff that we have disclosed the assets and liabilities in our joint venture investment funds in Note 12. We advise the Staff that our joint venture investment funds, which also qualify for classification and accounting as variable interest entities, are one of the various types of arrangements that we utilize to implement our business strategy and monetize tax and other economic attributes associated with our solar energy systems that include investment tax credits, U.S. Treasury

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 20	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

grants in lieu of investment tax credits, bonus depreciation and rebates. The other arrangements that we utilize include the lease pass-through and sale-leaseback structures. While the contractual arrangements vary depending on the structures, we consider the economic characteristics of these structures to be similar. We therefore consider that disclosing on the face of our consolidated balance sheets assets that can only be used to settle obligations of only the joint venture fund structures and the liabilities for that type of structure whose creditors do not have recourse to the assets of our general credit, would not provide investors in our common stock with better and more complete information about our business and our how we implement our business strategy and could potentially be misleading. We believe that the information we have disclosed under Notes 12, 13, 14 and 15 would provide investors in our common stock with better and more complete information on the structures we employ to implement our business strategy, and the relative sizes of the assets in each type of structure.

Consolidated Statements of Cash Flows, page F-6

46.	Please revise the descriptions of your line items to distinguish between payments for the cost of solar energy systems purchased to be leased to others and those purchased to be immediately sold. Please also tell us whether the ultimate use of a solar energy system has been determined at the time of purchasing the system, including if you have already identified a customer.

SolarCity Response:

We respectfully advise the Staff that we purchase components for the solar energy systems from external vendors that we then install and integrate into fully functioning solar energy systems. At the time of purchase of these component parts, we are unable to determine the ultimate deployment of such component parts between those that would be sold to customers or systems that would be leased to customers, and therefore we carry all such parts as inventory until a determination has been made. This determination is also dependent on the type of investment fund structure deployed, with systems constructed under a sale-leaseback arrangement being classified as inventory and under the other investment fund structures as a component of solar energy systems. We only transfer solar energy systems from inventory to solar energy systems, net, for systems that we lease to customers when we have executed a lease agreement with a lease customer; otherwise such assets would remain in inventory. For solar energy systems sold under a sale-leaseback transaction, we do not transfer such systems from inventory unless we determine that such transaction has failed sale-leaseback accounting and would be accounted for as a financing transaction with the solar energy systems being capitalized and reported under solar energy systems, net.

We respectfully advise the Staff that we believe that the cash flows related to systems sold to customers are appropriately reflected in the cash flows from operations through the net income line and the change in inventory line item. We also believe that we have appropriately disclosed cash flows related to systems that are leased to customers under investing activities.

47.	Please tell us whether your liabilities as of each balance sheet date include any payables or accruals related to solar energy systems – net or property, plant and equipment – net. Please confirm that these amounts are not reflected as investing activities in your statements of cash flows until the period a cash payment is made. We would also expect for these

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 21	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

liabilities to be excluded from the total change in accounts payable, accrued expenses and other liabilities and presented instead as supplemental information about non-cash investing activities. Please refer to ASC 230-10-50-3 through 6.

SolarCity Response:

We respectfully advise the Staff that the material accruals in our financial statements relate either to inventory purchases or accruals for work in progress which is all recorded within inventory. We transfer such inventory to solar energy systems once it has been leased to customers. There are no material liabilities or accruals related to solar energy systems, net, or property, plant and equipment, net, at each of the reporting dates given the time it takes to procure materials, construct the system and transfer such systems from work in process to solar energy systems.

Notes to the Financial Statements

Unaudited Pro Forma Financial Information, page F-8

48.	If not exercised prior to the IPO resulting in the conversion of all convertible redeemable preferred stock to common stock, outstanding warrants to acquire Series C and F convertible redeemable preferred stock will automatically net exercise according to their terms into common stock based on the IPO price. It does not appear that you intend to reflect these additional shares of common stock in your pro forma financial information. Please advise how you made this determination. If these shares of common stock are not included in your pro forma financial information, please disclose the potential number of additional shares that would need to be issued as well as provide a sensitivity analysis based on potential changes in the IPO price.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosures on pages 10, 36 and F-8 to reflect the additional shares arising from the net exercise of the Series C and Series F convertible redeemable preferred stock warrants in the pro forma financial information.

Revenue Recognition, page F-14

49.	You earn rebates that have been assigned to you by customers on state-approved system installations sold to customers, as well rebates and incentives from utility companies and state and local governments on systems leased to customers or used to sell electricity to customers under power purchase agreements. You consider the proceeds from the rebates to comprise a portion of the proceeds from the sale or lease of the solar energy systems. In this regard, please address the following:

•

Please help us understand how customers are able to assign to you rebates and incentives they receive for the installation of solar energy systems in their residences or businesses, including whether there have been any objections from the parties that are giving these rebates and incentives;

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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•	Please tell us how you determined these amounts should be reflected as revenue. Refer to ASC 605-10-S99-1; and

•

Please disclose the amounts reflected in revenue for each period presented related to rebates and incentives assigned from customers. Please also disclose the amounts reflected in deferred revenue as of December 31, 2011 and March 31, 2012.

SolarCity Response:

We supplementally advise the Staff that under the various incentive program guidelines developed by utilities and state and local government agencies, the incentive programs allow customers to assign the rebates and incentives to other parties with the approval of the relevant authorities, which is normally accomplished by the customers completing the relevant documentation required by the utilities or government agencies. Through the assignment, we obtain the right to collect the rebates and incentives from the utility or government agency. By assigning the rebates and incentives to us, we are able to offer a lower price to our customers. We have not had any incidences where any assigned rebates or incentives have been objected to by the utility or government payer.

We have concluded that the rebate/incentive payment assigned to us by the customer is part of the consideration of either the solar energy system sold or a component of the minimum lease payments or payments under power purchase agreement, or PPA, made by the customer to us associated with the solar energy system. We record these amounts as revenue once all conditions necessary for us to record revenue under either ASC 605 or ASC 840 have been achieved as we have described on page F-16 in Note 2 to our financial statements.

We supplementally advise the Staff that the rebate and incentive amounts constitute a portion of the payment stream for the solar energy system sale, lease or PPA but is not a separate element. Accordingly, we do not believe that it is appropriate to separate the amount of rebates and incentives from the amount of total revenue attributable to the solar energy system sales, leases or PPAs.

50.	Please better clarify all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. In this regard, your disclosures refer to energy efficiency services as well as the sale or lease of a solar system. It appears that remote monitoring services may also be a deliverable. In a similar manner to your disclosures related to energy efficiency services on page F-16, please disclose how you determine the relative selling price for the sale or lease of a solar system as well as remote monitoring services. Refer to ASC 605-25-50-2.

SolarCity Response:

In response to the Staff’s comment, we have revised our disclosures on page F-17 to address revenue recognition on remote monitoring services and to clarify how we determine relative selling prices for the elements in our revenue arrangements.

51.	Please disclose your accounting policy related to claims and unapproved change orders in the construction of solar energy systems. Refer to ASC 605-35-25-25 through 28 and

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 23	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

605-35-25-30 through 25-31. Please disclose whether the unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances.

SolarCity Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have not experienced any claims or unapproved change orders to date.

52.	For solar energy systems where commercial customers purchase electricity under power purchase agreements, you determined that these agreements should be accounted for, in substance, as operating leases pursuant to ASC 840. Please tell us how you determined that these agreements should be accounted for as leases pursuant to ASC 840-10-15-6. Please tell us if you also capitalize initial direct costs associated with these agreements. If so, tell us the amounts capitalized at December 31, 2011 and March 31, 2012.

SolarCity Response:

In response to the Staff’s comment, we note for the Staff that under ASC 840-10-15 an arrangement contains a lease if:

•	The arrangement involves the use of property, plant or equipment;

•	The property, plant or equipment in the arrangement is either explicitly or implicitly identified; and

•	The arrangement conveys to the purchaser/lessee the right to use the specified property, plant or equipment.

ASC 840-10-15-6 states that an arrangement conveys the right to use property, plant or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant or equipment. The right to control the use of the underlying property, plant or equipment is conveyed if any one of the following conditions is met:

a.	The purchaser has the ability or right to operate the property, plant or equipment or direct others to operate the property, plant or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant or equipment. The purchaser’s ability to operate the property, plant or equipment may be evidenced by (but is not limited to) the purchaser’s ability to hire, fire or replace the property’s operator or the purchaser’s ability to specify significant operating policies and procedures in the arrangement with the owner/seller having no ability to change such policies and procedures. A requirement to follow prudent operating practices (or other similar requirements) generally does not convey the right to control the underlying property, plant or equipment. Similarly, a contractual requirement designed to enable the purchaser to monitor or ensure the seller’s compliance with performance, safety, pollution control or other general standards generally does not establish control over the underlying property, plant or equipment.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 24	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

b.	The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.

c.	Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.

ASC 840-10-15-8 further states that agreements that transfer the right to use property, plant or equipment meet the definition of a lease for purposes of this Topic even though substantial services by the contractor (lessor) may be called for in connection with the operation or maintenance of such assets.

Our PPA arrangements involve the use of solar energy generating equipment that is specifically identified in each of the arrangements. The arrangements also convey to the customers the ability to operate the systems and also the sole right to use the solar energy systems for the term of the PPA while obtaining all of the output of the systems and hence convey to the customers the right to use the specified equipment. Accordingly, we have concluded that our PPA arrangements constitute lease arrangements.

We supplementally advise the Staff that we capitalize initial direct costs associated with PPAs as we have disclosed in Note 6 on page F-25. As of December 31, 2011 and March 31, 2012, we had capitalized $24.0 million and $29.6 million, respectively, of initial direct costs related to leases including power purchase agreements.

53.	For capital leasebacks, you do not recognize any revenue but defer the gross profit comprising of the net of the revenue and the associated cost of sale. For leasebacks classified as operating leases, you recognize a portion of the revenue and the associated cost of sale, and defer the portion of revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, you amortize the deferred income over the leaseback term as a reduction to the leaseback rental expense included in the cost of operating lease revenue in the consolidated statement of operations. Please help us understand how your accounting for the profit on these arrangements complies with ASC 840-40-25-3 as well as ASC 840-40-35-1 through 3.

SolarCity Response:

In response to the Staff’s comment we note for the Staff that ASC 840-40-25-3 provides guidance on accounting for sale leaseback transactions. We note further for the Staff that ASC 840-40-25-4 provides additional guidance on sale and leaseback transactions and states in part that “…Accordingly, this Subtopic does not permit any profit to be recognized on a sale if a related leaseback of the entire

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 25	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

property sold meets one of the criteria in paragraph 840-10-25-1 for classification as a capital lease.” (emphasis added). In all of our sale-leaseback transactions, we leaseback all of the solar energy systems sold, and we have concluded that for capital leasebacks, we should apply this guidance and hence we do not recognize any profit upon the sale of the solar energy systems.

For operating leasebacks, we have determined that we retain more than a minor use but less than substantially all of the use of the property in accordance with ASC 840-40-25-3. Accordingly, pursuant to ASC 840-40-25-3 (1) we recognize any gain in excess of the present value of future lease payments and hence defer a proportion of the gain equal to the present value of the future minimum lease payments.

We note further that ASC 840-40-35-1 requires any profit or loss on the sale deferred under paragraph 840-10-25-3 shall be amortized as follows, if the leased asset is not land:

•	if a capital lease, in proportion to the amortization of the leased asset; and

•	if an operating lease, in proportion to the related gross rental charged to expense over the lease term.

Since for our capital leases, we amortize the capital lease asset over the lease term on a straight line basis, and for operating leases we recognize the rental expense on a straight line basis over the lease term, we therefore amortize the deferred gain on a straight line basis over the lease terms.

We also note that ASC 840-40-35-1 or 35-3 does not prescribe the line item into which the amortization of the deferred gain should be recorded. ASC 840-40-35-3, which provides guidance on amortization of gain deferred in accordance with ASC 840-40-25-4, requires that the guidance under 840-40-55-26 through 55-28 be applied. ASC 840-40-55-28 requires the deferred gain be amortized in relation to gross rent expense over the lease term. We do not consider it appropriate to record the amortization of the deferred gain as a component of revenue. We consider it more appropriate to record the amortization as a component of cost of revenues for solar energy systems.

Segment Information, page F-19

54.	You determined that you have a single reporting segment. Please disclose whether you also have one operating segment. Refer to ASC 280-10-50-21(a).

SolarCity Response:

In response to the Staff’s comment, we have revised our disclosures on page F-20 to disclose that we have one operating segment.

Note 10. Long-Term Debt, page F-25 and Note 11. Borrowings Under Bank Lines Credit, page F-26

55.	You were in compliance with certain covenants under your revolving credit agreement as of December 31, 2011 after giving effect to a waiver of breaches of covenants that the bank provided on January 12, 2012. Please address the following here and in MD&A:

•	Please disclose the terms of the waiver, including how long the terms of the covenants were specifically waived;

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 26	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

•

Please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements; and

•

Please disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

SolarCity Response:

In response to the Staff’s comment, we have revised our disclosures on pages 76 and F-29 to disclose the terms of the waiver, the potential impact on our liquidity and capital resources for noncompliance and to disclose the specific terms of these debt covenants to which we are subject with any required ratios/amounts. In addition, we have revised the disclosure on pages 29, 76 and F-29 to note a recent covenant default that occurred subsequent to March 31, 2012, as well as the fact that the lender has agreed to waive this default and to extend the maturity date of our $25.0 million credit facility.

We supplementally advise the Staff that we are in discussions with this lender to replace this facility with a new $100.0 million facility that we believe will be effective prior to the completion of our initial public offering.

We also have clarified in the disclosure on pages 29, 76 and F-29 that our covenant default under this facility also resulted in a default under our $7.0 million vehicle financing facility with the same lender.

We supplementally advise the Staff that, per our revised disclosures, we have three covenants that relate to non-GAAP financial measures. The information required for our assessment of compliance with these covenants is not contained within our GAAP financial statements.

Note 12. Solar Investment Funds, page F-27

56.	Please provide all of the disclosures called for by ASC 810-10-50-3, as applicable.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 27	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

In response to the Staff’s comment, we note that ASC 810-10-50-3 requires the following disclosures:

1.	The nature, purpose, size and activities of the VIE.

2.	The carrying amount and classification of consolidated assets that are collateral for the VIE’s obligations.

3.	Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary.

We have revised the disclosure on page F-30 to disclose the amount of investment into the VIEs as of March 31, 2012. We have also revised the disclosure to disclose that none of the assets of the VIEs are collateral for the VIEs obligations.

We respectfully advise the Staff that we have disclosed the lack of recourse of the VIE creditors to the general credit of the Company in our Solar Investment Funds footnote on pages F-30 to F-31.

Note 13. Lease Pass-Through Financing Obligation, page F-29

57.	Please help us better understand the terms of the lease pass-through financing obligations and your accounting of these arrangements. Please specifically address the following:

•

Please help us understand the differences between these arrangements and your solar investments funds, including the differences in your rights and obligations as well as investors’ rights and obligations;

•	In a similar manner to your disclosures on page 45, please disclose in the notes to the financial statements how you account for the assets subject to these arrangements;

•

Please help us better understand your accounting for these arrangements pursuant to ASC 840, including your consideration of the lease classification criteria pursuant to ASC 840-10-25-1. On page 52, you disclose that the useful life of your solar energy systems is 30 years and your disclosures on page F-29 indicate that the initial term of these lease arrangements range between 10 and 25 years. It appears that some of the lease arrangements may exceed 75% or more of the estimated economic life;

•

Please tell us how you account for the arrangement at inception. Please tell us when payments are received by the investor/lessor and how you account for these payments as well as when revenue is recorded related to these arrangements and for what amounts. Please also help us better understand when you reduce the obligations recorded on your books; and

•

In regard to the U.S. Treasury grants and incentive rebates, please help us understand the accounting for these amounts. Please clarify whether you receive these amounts and then remit to the investor or if they receive these amounts directly. Please help us understand why you are recording the incentive rebates passed on to investors as revenue. Please also discuss how you are reflecting the corresponding payment of these to the investors on your financial statements.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 28	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

SolarCity Response:

We respectfully advise the Staff that under our lease pass-through arrangements, we execute customer leases, which we then assign to a fund investor under a master lease arrangement. We have determined that the customer lease qualifies as an operating lease as it does not meet any of the capital lease classification criteria under ASC 840-10-25-1. In all of our lease pass-through arrangements, the underlying customer lease arrangement does not exceed 75% of the estimated useful lives of the assets.

Under the lease pass-through arrangements, the fund investor typically pays large upfront master lease payments and subsequent smaller quarterly payments. Under these arrangements we may retain certain obligations depending on the negotiations between the fund investors and the Company. The retained obligations vary from being just warranty obligations in some of the arrangements, to more extensive obligations in other cases that include insurance, operation and maintenance services, repairs, payment of property taxes, etc. The fund investor in these arrangements obtains the rights to the underlying customer cash flows, incentives and rebates. We also assign to the fund investor the U.S. Treasury grants that we are entitled to as the owner of the systems. We retain the assets in our books and amortize them over their estimated useful lives. Unlike lease pass-through arrangements, under joint venture investment funds we and our fund investors contribute cash or assets to special purpose investment partnerships, and we act as the managing member of those funds.

We account for our lease pass-through arrangements as borrowings in accordance ASC 840-20-35-5, which requires that an assignment or sale of operating lease payments be accounted for as a borrowing. Consequently, we treat cash received from the fund investors as a borrowing from these investors, and account for the host customer lease arrangement in our financial statements.

We account for these lease pass-through arrangements in accordance with ASC 840-20-35-5 and ASC 840-20-35-4. ASC 840-20-35-5 states that the sale or assignment by the lessor of lease payments due under an operating lease shall be accounted for as a borrowing as described in ASC 840-20-35-4.

ASC 840-20-35-4 states in part that for a transaction accounted for as a borrowing, the following steps shall be applied:

a.	The proceeds from the transfer shall be recorded as an obligation on the books of the lessor-transferor.

b.	Until that obligation has been amortized under the procedure described herein, rental payments made by the lessee(s) under the operating lease or leases shall be recorded as revenue by the lessor-transferor, even if such rentals are paid directly to the third-party purchaser.

c.	A portion of each rental shall be recorded by the lessor-transferor as interest expense, with the remainder to be recorded as a reduction of the obligation.

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d.	The interest expense shall be calculated by application of a rate determined in accordance with the guidance in Subtopic 835-30.

Accordingly, when we receive the large upfront payments from the fund investors we record the amounts as lease pass-through financing obligations. As the fund investors receive rebates and lease customer payments, we record deferred revenue and reduce the financing obligation by the same amounts. Additionally, we record deferred U.S. Treasury grant income and reduce the lease pass-through financing obligation as the fund investors are paid grants by the U.S. Treasury Department. We calculate interest expense on the financing obligation using the effective interest rate method.

The fund investors receive monthly lease customer payments. They also receive rebates which may be upfront or based on the energy production of the solar energy systems. Upfront rebates are normally paid several months after the systems are placed in service. Rebates that are based on production are paid monthly. The fund investors are also paid U.S. Treasury grants, which are normally paid several months after the systems are placed in service.

We amortize the deferred rebates revenue to revenue over the customer lease term. We amortize the deferred U.S. Treasury grants income amount over the estimated useful life of the associated solar energy systems as a credit to depreciation expense. The customer payments, the rebates and the grants are normally paid directly to the fund investors.

We have revised the disclosure on pages F-30 and F-31 to disclose how we account for the assets under these various arrangements. We also respectfully direct the Staff’s attention to the disclosure in footnote 13 on pages F-31 to F-32, which explains how the grants and the rebates paid to the investor are reflected in our financial statements.

58.	Please tell us how payments related to lease pass-through arrangements are reflected on your statements of cash flows pursuant to ASC 230. We note that proceeds from lease pass-through financing obligations are reflected in financing activities. Please tell us how the reduction of these obligations is reflected.

SolarCity Response:

We respectfully advise the Staff that, as discussed in our response to Comment No. 57, we account for our lease pass-through arrangements as borrowings in accordance with ASC 840-20-35-5. Consequently, we treat any cash received from such fund investors as borrowings and reflect such amounts as a financing activity when received.

These obligations are reduced as the fund investor collects payments from customer leases, rebates and U.S. Treasury grants and we record either deferred revenue or deferred grants income as these obligations are reduced. The deferred revenue and deferred grants income is subsequently amortized into either revenue or amortized contra depreciation expense, respectively, over the customer lease term or the life of the asset. Additionally, these obligations are increased by the imputed interest using the effective interest method. We disclose the reductions of the financing obligations and the corresponding increases to deferred revenue and deferred grants income as well as the imputed interest as reconciling items within operating activities. Because the Company does not collect the U.S. Treasury grants, the reductions to these obligations do not qualify for classification under either financing or investing activities.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 30	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

Note 21. Commitments and Contingencies, page F-44

59.	We note your disclosures on page 89 regarding the matter with SunPower Corporation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

SolarCity Response:

We respectfully advise the Staff that, while it is not feasible to predict the outcome of the litigation with SunPower Corporation, in the Company’s opinion the likelihood of loss is remote. Furthermore, in the unlikely event of a loss, any reasonably possible loss associated with the resolution of such proceedings is not expected to be material. We have therefore concluded that this matter does not meet the disclosure requirements under ASC 450-20-50.

60.	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

SolarCity Response:

We acknowledge the Staff’s comment and respectfully refer the Staff to our response to Comment No. 59 where we have explained that in the Company’s opinion the likelihood of loss is remote, and, in the unlikely event of a loss, any reasonably possible loss associated with the resolution of such proceedings is not expected to be material.

61.	Your disclosure on page 16 indicates you have guaranteed that investors in certain funds will achieve a minimum internal rate of return. Please expand your disclosure regarding this guarantee as well as any other guarantees to discuss the nature as well as the maximum potential amount of future payments under the guarantees. Refer to ASC 460- 10-50-1 through 4.

SolarCity Response:

We supplementally advise the Staff that we have guaranteed a fund investor in five joint venture investment funds as of March 31, 2012 that it will achieve a specified minimum internal rate of return in

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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each fund. If the investor does not achieve that minimum internal rate of return determined annually for two funds, or at the earlier of the liquidation of the fund or upon us purchasing the investor’s equity stake in the funds for the other funds, then we will pay the investor such additional amounts to ensure that it achieves the applicable minimum internal rate of return in each fund. The calculation of the internal rate of return in each fund takes into account the amounts and timing of distributions from the fund to the investor including U.S. Treasury grants, the tax benefits accruing to the investor from the fund’s activities, and any other payments we make to the investor including the amounts we will pay to the investor to acquire its equity stake in each fund. The funds are designed and funded to ensure that the investor is expected to achieve internal rates of returns in excess of the minimum internal rate of return. Additionally the investors have already obtained a significant amount of return from the U.S. Treasury grant distributions and tax depreciation. The potential maximum future payments that we could make under these various guarantees is dependent on whether we buy out the investor at the end of five years as allowed under the contractual agreements. If we do not buy out the investor’s stakes in the funds, then the amounts we could pay will depend on if and when the funds are dissolved. For example, assuming that we buy out the investor’s stake in the three funds at the end of five years, and that the funds stop making any distributions to the investor after March 31, 2012, then we estimate that we would pay the investor $13.8 million in the aggregate for all three funds to ensure it attains the minimum internal rate of return. The estimate increases to $22.3 million with the same assumptions except for the funds being liquidated after 10 years each. This amount would be higher if the funds continued in operation for even longer periods, and it is therefore difficult to estimate the maximum amounts payable without knowing the timing and amounts of distributions to the investors, if and when we will buy out the investor’s equity stake in the funds, and if we do not buy the investor’s stake, the timing of the liquidation of the funds. We however expect the fund to continue making distributions to the investor out of the proceeds from the customer payments, and based on projected income from the customer payments we have estimated that we will not be required to make any payments to ensure the investor achieves the minimum internal rate of return in each fund.

In response to the Staff’s comment, we have revised the disclosure on pages 17, F-31 and F-48 to disclose that for five joint venture investment funds with one investor, we are contractually required to make payments to the investor to ensure it achieves a specified minimum internal rate of return in the event of liquidation of the funds or if we purchased the investor’s stake in the funds or annually for two funds. In both instances, the amounts of potential future payments under these guarantees is dependent on the amounts and timing of future distributions to the investor from the funds, the tax benefits that accrue to the investor from the funds activities and the timing and amounts that we will pay to the investor when we purchase the investor’s stake in the funds, or the timing and distributions upon liquidation of the fund.

Note 22. Earnings Income (loss) Per Common Stock, page F-45

62.	Please disclose the nature of the adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders for the year ended December 31, 2011 pursuant to ASC 260.

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page F-49 to disclose the nature of the adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders.

Stock Split, page F-47

63.	Please disclose the date of the stock split.

SolarCity Response:

In response to the Staff’s comment, we have included the effective date of the stock split, March 27, 2012, on page F-36.

Part II – Information Not Required in Prospectus

Exhibit 10.7

64.	Please file all schedules and exhibits to the Revolving Credit Agreement dated April 1, 2011

SolarCity Response:

In response to the Staff’s comment, we have included all schedules and exhibits to the referenced Exhibit 10.7 and have resubmitted such full exhibit for the Staff’s reference.

* * * *

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission June 21, 2012 Page 33	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0001

Please direct any questions with respect to this confidential submission to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

[****] Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.